SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/19/04


1. NAME OF REPORTING PERSON
Opportunity Partners L.P., Full Value Partners L.P. and affiliated entities.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

91,203

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER

100,898
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

100,898

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.64%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



This statement constitutes amendment No.2 to the Schedule 13D filed on November 10, 2004. Except as specifically set forth herein, the Schedule 13D remains unmodified.




Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Copy of Press Release issued on 11/19/04.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/23/04

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:     Andrew Dakos



Exhibit 1
Copy of Press Release


   Opportunity Partners Commits to Pursue Acquisition of Wells
                         Financial Corp.

Pleasantville, New York, Nov. 19 (Business Wire) - Phillip Goldstein, a principal of Opportunity Partners L.P. (the "Partnership") announced today that it is committed to pursuing its offer to acquire all shares of Wells Financial Corp. ("Wells") (Nasdaq: WEFC) for $35 per share. Mr. Goldstein stated: "We are disappointed that the board of directors of Wells has summarily rejected our superior offer and instead elected to close its own inferior Dutch auction issuer tender offer at a price of $29.50 to $31.50 followed by a reverse stock split to cash out small stockholders at the same price. We question whether the board is fulfilling its fiduciary duty to stockholders by cashing them out at an unfair price. We are not tendering our shares to Wells and we strongly recommend that other stockholders not tender their shares."

In connection with its commitment to pursue its offer, the Partnership will consider conducting a tender offer, obtaining a stockholder vote on its offer, seeking to elect directors and initiating legal action.

     Contact:  Phillip Goldstein, Opportunity Partners L.P. at
(914) 747-5262